December 5, 2014

VIA EDGAR

Mary Beth Breslin

U.S. Securities and Exchange Commission

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	LDR Holding Corporation
Registration Statement on Form S-3
File Number 333-199882

Dear Ms. Breslin:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned LDR Holding Corporation (the “Company”) respectfully requests that the effective date for the above-referenced Registration Statement be accelerated so that such Registration Statement will be declared effective at 4:00 p.m. Eastern Time on December 9, 2014, or as soon thereafter as is practicable.

The Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions, or if you require additional information, please do not hesitate to contact our counsel, Ted A. Gilman of Andrews Kurth LLP, at (512) 320-9266. Thank you for your attention to this matter.

Sincerely,

LDR HOLDING CORPORATION

/s/ Scott Way
Scott Way Executive Vice President, General Counsel, Compliance Officer and Secretary

cc:	Ted A. Gilman, Andrews Kurth LLP